April 23, 2009



By Edgar
--------



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attention:  Pamela Long
            Assistant Director

              Re:   Leucadia National Corporation
                    Form 10-K for the fiscal year ended December 31, 2008 Definitive Proxy Statement Filed on April 10, 2009 File #1-5721

Dear Ms. Long:

Reference is made to your letter of April 21, 2009, addressed to me (the "April 21, 2009 Letter"). On behalf of Leucadia National Corporation ("Leucadia" or the "Company"), set forth below is each numbered paragraph of the April 21, 2009 Letter followed by the response of Leucadia to each comment contained in the April 21, 2009 Letter. The number of each response corresponds to the number of the comment in your letter.


Definitive Proxy Statement on Schedule 14A Filed on April 10, 2009
------------------------------------------------------------------

Executive Compensation, page 14
-------------------------------
Elements of Compensation, page 15
---------------------------------

         Short-Term Incentives - Annual Bonus Compensation, page 16

          1. You disclose that with respect to the other NEO's, bonus compensation decisions are based on the "subjective assessment of an executive's performance and the [c]ompany's performance". Given the company's financial results for the fiscal year ended December 31, 2008, your disclosure should have focused on, and highlighted those aspects of an executive officer's performance and the company's performance that the compensation committee and Messrs. Cumming and Steinberg took in consideration in determining the bonus amounts. In future filings please expand your qualitative discussion about how the compensation committee determined the amount of the bonus awards. Further, in future filings, please disclose how individual roles and personal performance factor into the bonus amounts you disclose for each officer. See Items 402(b)(1)(v), 402(b)(2)(v) and (vii) of Regulation S-K.

                  We will comply with this comment in future filings.

Pamela Long
Page 2


          2. In future filings, please address the comment above in your "Long-Term Incentives-Stock Options" discussion on page 16 with respect to the 100,000 stock option awards granted to Messrs. Mara, Orlando and Wheeler, as applicable.

                  We will comply with this comment in future filings.

                                     * * * *

In connection with our filings and in response to the April 21, 2009 Letter, the Company acknowledges and agrees that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.


                                                 Very truly yours,



                                                 /s/ Joseph A. Orlando

                                                 Joseph A. Orlando
                                                 Vice President and Chief
                                                 Financial Officer


cc:  Era Anagnosti, Staff Attorney
     Craig Slivka, Special Counsel